EXHIBIT 1

Media release

30 January 2004

Mayne announces details for off-market share buy-back

Mayne Group Limited (Mayne) today announced details of its plan to invite shareholders to participate in its share buy-back program, foreshadowed when the sale of its hospitals business was announced late last year.

Implementation of this buy-back program is subject to obtaining shareholder approval, which Mayne will seek at a General Meeting on 4 March 2004. Approval for the buy-back program will give the Company flexibility to buy back shares up to a value of $500 million over the next 12 months. The detailed Notice of Meeting will be lodged with the Australian Stock Exchange today and mailed to shareholders early next week.

Mayne intends to purchase between $250 million and $350 million of its shares through an off-market tender process (Buy-Back Tender). Using Mayne’s closing share price on 29 January 2004, this would represent approximately 10.6% to 14.8% of its issued share capital.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said the Buy-Back Tender demonstrates Mayne’s ongoing commitment to responsible capital management and increasing shareholder value.

“This new buy-back is a logical continuation of our capital management strategy which has been focused on building our specialty pharma and medical diagnostics businesses as well as having already bought back more than 10 percent of Mayne’s share capital on-market,” Mr James said.

“The Buy-Back Tender is an efficient way to return capital to shareholders and increase earnings per share, whilst maintaining the flexibility to meet the future investment needs of our core businesses,” he said.

Participation in the Buy-Back Tender is voluntary. Under the terms of the tender process, all eligible shareholders will be able to tender any number of their shares to Mayne at specified prices from $2.80 to $4.00. The top of the tender price range represents a 26.2% premium and the bottom of the range an 11.7% discount to Mayne’s closing price on 29 January 2004. Shareholders also have the opportunity to tender their shares as a Final Price Tender.

“A Final Price Tender enables a shareholder to elect to receive the final Buy-Back Price, whatever it is determined to be. It is intended to make the tender process easier for retail shareholders,” Mr James said.

The Buy-Back Price will be the lowest price in the range that enables Mayne to repurchase the number of shares it decides to buy-back as part of the Buy-Back Tender process. Only shares tendered at or below the Buy-Back Price or as a Final Price Tender will be bought back, subject to any required scale back. All shareholders whose tenders are successful will receive the same Buy-Back Price (even if they tendered their shares below the Buy-Back Price).

Should the total number of shares tendered at or below the Buy-Back Price (including shares tendered as Final Price Tenders) be greater than the number of shares Mayne wishes to buy back, a scale back will operate.

Mr James said that the Company has considered the needs of its smaller shareholders by providing that where a shareholder tenders all of their shares at or below the Buy-Back Price or as a Final Price Tender, and the scale back provision would result in the shareholder holding 500 shares or less, all of their shares will be bought back.

“The structure of the Buy-Back Tender has been designed to try and accommodate the needs of all our shareholders and maintain an efficient process for managing the capital of the business,” he said.

Mr James also said the buy-back was designed to be fair and allow shareholders to decide whether, and to what extent, they wished to participate in the buy-back.

The buy-back of shares will be funded using the proceeds from the sale of Mayne’s hospitals business.

Approximately 3.6 million shares may still be purchased through Mayne’s existing on-market buy-back without shareholder approval. The company intends to cease purchases under the on-market share buy-back for the duration of the Tender Period from 4 March to 19 March 2004.

No brokerage should be payable by shareholders who choose to participate in the off-market tender process.

The full terms and conditions of the Buy-Back Tender will be contained in the Buy-Back Tender booklet, which will be posted along with a personalised Tender Form to eligible shareholders in early March 2004. Copies of the Buy-Back Tender booklet will also be available from Mayne’s website (www.maynegroup.com) in early March 2004.

For taxation purposes, no part of the Buy-Back Price will be treated as a dividend in the hands of shareholders. This tax treatment is being confirmed in a Class Ruling from the Australian Taxation Office. The recently released draft Taxation Determination on off-market share buy-backs does not apply to the Buy-Back Tender. The Company will provide shareholders with further details of the Class Ruling in the Buy-Back Tender booklet, but shareholders are advised to obtain their own professional advice on the implications of participating in the Buy-Back Tender in their particular circumstances.

The timetable for the Buy-Back Tender is outlined below.

Event	Date

Mayne shares trade ex-entitlement to participate in the Buy-Back Tender*	20 February 2004

Record Date for determination of entitlements to participate in the Buy-Back Tender	26 February 2004

Completion of dispatch of Buy-Back Tender documentation to shareholders by	3 March 2004

General Meeting of shareholders to approve buy-back program	4 March 2004

Tender Period	4 March – 19 March 2004

Acceptances must be received by 7pm	19 March 2004

Completion of calculation of acceptances and possible scale back	20-21 March 2004

Announcement of the Buy-Back Price and scale back (if any)	22 March 2004

Dispatch of sale proceeds by	31 March 2004

*	Shares acquired on the ASX on or after this date will not receive an entitlement to participate in the Buy-Back.

Mayne has appointed UBS as financial advisor on the Buy-Back Tender.

For further information on the Buy-Back Tender, shareholders can call the Mayne Group Limited Investor Information Line on 1300 727 265 (within Australia) or +(613) 9615 9128 (outside Australia) or visit the Mayne website.

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Media enquiries:	Investor enquiries:
Rob Tassie	Larry Hamson
Group Public Affairs	Investor Relations Manager
Phone: (+61) 3 9868 0886	Phone: (+61) 3 9868 0380
Mob: (+61) 0411 126 455	Mob: (+61) 0407 335 907